Stuart Ogg +1 650 752 3295 SOgg@goodwinlaw.com	Goodwin Procter 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

February 3, 2025
Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attention:        Kate Beukenkamp
Dietrich King
Scott Stringer
Angela Lumley
Re:      Pattern Group Inc.
Confidential Draft Registration Statement on Form S-1
Submitted December 16, 2024
CIK No. 0001811935
Dear Staff:
This letter is submitted on behalf of Pattern Group Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on December 16, 2024 (the “Draft Registration Statement”), as set forth in your letter dated January 13, 2025 addressed to David Wright, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Securities and Exchange Commission
February 3, 2025

Prospectus Summary
How We Do What We Do, page 3
1.    Please revise your disclosure to briefly expand your discussion of the meaning of the statement “ecommerce complexity cannot currently be solved.” We note your statements above that point to the ecommerce marketplace as currently significant and continuing to grow at a CAGR of 9.3% from 2024 to 2028 as well as the continued shift in sales from brick-and-mortar stores to ecommerce suggesting a robust and growing marketplace of which you are a participant generating revenues and net income.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3 and 85 of the Amended Draft Registration Statement in response to the Staff’s comment.
Our Results, page 4
2.    For balance and context, please revise your chart here and elsewhere throughout your prospectus representing the growth of revenues from 2017-2023, or otherwise provide a balanced graphic representation of your net (loss) income for the same periods. We note your narrative disclosure discussing both revenues and net (loss) income for certain periods immediate above.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 4 and 86 of the Amended Draft Registration Statement in response to the Staff’s comment.
Our Platform, page 5
3.    Please revise to provide graphics that are easily legible as well as provide a brief, narrative disclosure providing appropriate context as to what the two graphics here represent in relation to your platform, business generally or otherwise.
RESPONSE:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5, 6 and 91 of the Amended Draft Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission
February 3, 2025

Our Competitive Strengths, page 7
4.    Revise your disclosure here and elsewhere are appropriate, for example in your Business section, to discuss the challenges, including competition and competitors, you face with an eye towards balancing your discussion of your competitive strengths, market opportunity and growth strategies.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 7 and 8 of the Amended Draft Registration Statement in response to the Staff’s comment to include cross references to the discussion of applicable risks described in the Risk Factors section. In addition, the Company advises the Staff that currently existing alternate solutions only address specific sections of the ecommerce acceleration value chain or lack comparable scale. The Company believes that existing companies fail to offer a holistic solution or comparable scale. Accordingly, the Company believes that there are no direct competitors to the Company’s comprehensive business solutions of significant size that would be meaningful to investors.
Controlled Company, page 10
5.    Revise your disclosure here and elsewhere as appropriate to state whether you intend to take advantage of the exemptions from corporate governance requirements that are available to you as a controlled company. We note that, with regard to the exemption for director independence, you state here that you do expect to have five independent directors upon the closing of this offering, all of whom will qualify as independent for audit committee purposes as well as your statement that you “may rely on” these exemptions.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 11, 110 and 111 of the Amended Draft Registration Statement in response to the Staff’s comment.
Risk Factors
Risks Related to Our Business
Our technology relies in part on the use of comprehensive marketplace data..., page 19
6.    Please revise this risk factor and your disclosure throughout your prospectus to clarify specifically what you are referring to when you discuss “our technology” and whether this is a reference to your artificial intelligence platform. Additionally, revise to provide a more detailed discussion regarding the specific data points or types of data your artificial intelligence platform collects and utilizes to build your data sets. We note your discussion of scraping data, for example from certain identified sources. Clarify whether your AI or machine learning models use outside data sources, such as publicly available datasets, or if they are closed-loop systems. We note your use of data collected from website scraping and other data “collected from marketplaces and other third parties.”

Securities and Exchange Commission
February 3, 2025

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3 and 19 of the Amended Draft Registration Statement in response to the Staff’s comment.
If we are unable to accurately forecast consumer demand, manage our inventory and plan for future expenses..., page 23
7.    Please revise this risk factor to provide a separate stand-alone risk factor for the discussion regarding political and economic stability. In this regard, it appears that this risk factor appears to encompass a broad array of topics including external forces beyond your business relationships and industry (e.g., international trade restrictions). Further, please expand your discussion of the political, economic and financial instability that may adversely impact you and your brand partners by providing brief examples or discussion of relevant topics that are tied to your current brand partner relationships and global business operating environment. We note your risk factor beginning “Changes in international trade policies or tariffs and rising political tensions, particularly between the United States and China,...” on page 38.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 24, 37 and 38 of the Amended Draft Registration Statement in response to the Staff’s comment.
Our operating history may make evaluation of our future prospects difficult., page 27
8.    Please revise to briefly expand your discussion of your operating history. In this regard, you state that you “launched in 2013” and have “since expanded our solutions and brand products.” However, it is not clear from this statement how your operating history is limited (as you have been in operation for more than 11 years) or what business developments transpired or how your business has evolved since 2013 that would result in the risk of future prospects being difficult. In this regard, we note your disclosure in the risk factor beginning “Our business suffers when we are unsuccessful in making, integrating and maintaining acquisition and investments,” where you state you have “acquired and invested in a number of companies...” on page 34.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has reconsidered and eliminated this risk factor in response to the Staff’s comment because its operating history is not limited and the concepts included in this risk factor are covered among other risk factors.
Restrictions in our revolving credit facility could adversely affect our operating flexibility., page 35
9.    Please revise your risk factor here to provide additional detail regarding the terms and covenants in your revolving credit facility, including but not limited to “certain

Securities and Exchange Commission
February 3, 2025

financial ratios” and the current status of your compliance with these covenants. Further, please file as an exhibit to the registration statement the Third Amended and Restated Credit Agreement dated July 16, 2019. We note your disclosure under “Credit Facility” on page 82.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 34 and 35 of the Amended Draft Registration Statement in response to the Staff’s comment. In addition, the Company advises the Staff that it will file the Third Amended and Restated Credit Agreement dated July 16, 2019, as amended, as listed in the Exhibit Index in future filings.
Our international operations subject us to additional costs and risks that can adversely affect our business..., page 36
10.    Please revise your discussion here to provide a reasonable amount of detail regarding specific countries, regions and/or continents where you conduct business operations or plan to expand your international operations and the associated risks so as to provide investors with a clear understanding of the risks specific to your business activities and operations.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 35 and 36 of the Amended Draft Registration Statement in response to the Staff’s comment.
Industry and Market Data, page 60
11.    If any of the reports or other information provided here or elsewhere in prospectus has been commissioned by you, please disclose the same, identify the relevant party and file a consent for the applicable third party. Further, please include any necessary or intended industry or market data appropriate for disclosure in connection with your business and operating industry. In this regard, it appears that certain information and discussion may been inadvertently omitted from this section.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it did not commission any of the market or industry data referenced in the prospectus. As a result, the Company does not plan to file any consents of third parties pursuant to Rule 436 of the Securities Act. In addition, the Company advises the Staff that it has revised the disclosure on page 59 of the Amended Draft Registration Statement and does not believe that additional discussion regarding industry or market data is necessary.
Management's Discussion and Analysis... Overview, page 69
12.    Please revise your disclosure here and elsewhere as appropriate throughout your prospectus to limit the use of repetitive disclosure focused on promotional narrative of your business as well as business jargon, marketing or promotional language,

Securities and Exchange Commission
February 3, 2025

including in your discussion of your business activities and operations and financial results. In this regard, we note that the subsection titled “Our Results” discusses your beliefs regarding the value proposition you provide to the market and your brand partners, rather than an objective discussion and analysis of material information relevant to an assessment of your financial condition and results of operations. We note that your discussion of certain financial information begins on page 76 under the subheading “Components of Results of Consolidated Operations” and that much of this same information is disclosed both in your prospectus summary and your Business sections. Consider whether certain sections of your disclosure here are better disclosed in your “Industry and Market Data” or “Business” sections. Refer to Item 303 of Regulation S-K.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 68 of the Amended Draft Registration Statement in response to the Staff’s comment.
Our Contractual Arrangements, page 72
13.    We note that you enter into contractual arrangements that grant you “the right to purchase products from brand partners at pre-determined prices and the exclusive rights to sell those products on marketplaces as their ecommerce acceleration solution.” Please revise your disclosure to state whether these agreements are written, discuss the key terms, including duration, of the agreements and file any material agreements as applicable under Item 601(b)(10) of Regulation S-K. We note your disclosure that, if a brand partner seeks to terminate a contract, they are generally obligated to repurchase excess inventory from you.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 69 of the Amended Draft Registration Statement in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that its agreements with its brand partners are all in the ordinary course of business and do not reflect material agreements pursuant to Item 601(b)(10) of Regulation S-K. These agreements are all such as ordinarily accompany the kind of business conducted by the Company and its subsidiaries, and none of these agreements fall under the categories outlined in Item 601(b)(10)(ii)(A)-(D).
Key Business Metric and Non-GAAP Financial Measure
Net Revenue Retention Rate, page 75
14.    Please revise your disclosure here and elsewhere as applicable to include the Net Revenue Retention rate (NRR) for the fiscal year ended December 31, 2024 as it becomes available. Additionally, please revise your chart here to provide additional contextual information regarding the data disclosed, for example, indicating that the years presented as fiscal years ended December 31 and whether the percentages (i.e., 107% and 115%) account for all brand partners, or whether certain or some brand partners that would otherwise have data available to complete the NRR calculation

Securities and Exchange Commission
February 3, 2025

for the applicable period have been excluded, for example, certain categories of products, partners, or marketplaces. We note your sentence stating that “[c]urrent period revenues includes expansion, contraction and attrition during the current period...”
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 72 and 73 of the Amended Draft Registration Statement in response to the Staff’s comment. In addition, the Company advises the Staff that it will revise the disclosure in future filings to include NRR for the fiscal year ended December 31, 2024 when it becomes available.
Adjusted EBITDA, page 76
15.    Please disclose the most directly comparable GAAP measure with equal or greater prominence, whenever you present a non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 73 of the Amended Draft Registration Statement in response to the Staff’s comment.
Credit Facility, page 82
16.    We note your disclosure here that you Credit Facility is guaranteed by certain your subsidiaries as well as a placeholder in your Exhibit Index for Exhibit 21.1. Please revise your disclosure where appropriate to briefly discuss your corporate structure, including a description of your subsidiaries and whether they are operating subsidiaries conducting your business activities.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 11 of the Amended Draft Registration Statement in response to the Staff’s comment.
Historical Cash Flows
Investing Activities, page 82
17.    Please revise your disclosure here and elsewhere as appropriate to briefly discuss the acquisition of Current Technologies, LLC in fiscal year ended December 31, 2022, including the reason for the acquisition as well as what customers, technologies or other business assets or capabilities you acquired.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 79 of the Amended Draft Registration Statement in response to the Staff’s comment. The Company also respectfully advises the Staff that the acquisition was determined to be immaterial to the periods presented within the financial statements.

Securities and Exchange Commission
February 3, 2025

Business, page 85
18.    Please revise this section and elsewhere throughout your prospectus to clearly describe in a single section using a straightforward and direct narrative and, if applicable, other graphic, diagram or table, the revenue generating business activities that constitute your business and operations as well as a complete but concise discussion of how each component generates revenue. In this regard, we note your disclosure under “Monetize Incremental Solutions” and well as the table under “Our Solutions” both on page 101.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3 and 84 of the Amended Draft Registration Statement in response to the Staff’s comment. The Company generates the substantial majority of its revenue from consumer product sales on global ecommerce marketplaces. In 2023, the complementary solutions, while helpful to the core business, generated less than 1.5% of the Company’s revenues and therefore it does not consider them material. The Company refers the Staff to page F-9 of the Amended Draft Registration Statement where it presents the Company’s disaggregated revenues.
Pattern is the Solution, page 86
19.    Revise your graphic here and throughout your prospectus or otherwise disclose whether the flags of nations represented under “Global Consumers” are all countries where your business operates or otherwise conducts business or, alternatively, make clear that this is intended only to represent the global marketplace of consumers generally.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2 and 84 of the Amended Draft Registration Statement in response to the Staff’s comment.
Our Technology
Artificial Intelligence, page 93
20.    Please provide your definition of “artificial intelligence” in the context of your business and enhance your disclosure to provide an update on the stage of product development for your EXP data layer, or “ecommerce acceleration platform.”
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 92 of the Amended Draft Registration Statement in response to the Staff’s comment.
21.    You reference that your platform leverages artificial intelligence, as well as various machine learning, natural language processing engines and large language models (LLMs). Please clarify what you mean by artificial intelligence and explain how it is used in your platform and differs from simple algorithmic code that automates

Securities and Exchange Commission
February 3, 2025

processes in your platform. In addition, clarify here and throughout your disclosure whether your platform utilizes third-party artificial intelligence products or internally developed artificial intelligence processes. We note your disclosure regarding the Insights Engine and Execution Engines as well as your disclosure on page 29 of the Risk Factors section stating that you use “AI Technologies licensed from third parties” to power your technology and your ability to continue to use such technologies at the scale you need “may be dependent on access to specific third-party technology.” Last, please disclose whether you intend to develop proprietary technology, utilize open- source technology, or license the use of such technology in the future.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 92 of the Amended Draft Registration Statement in response to the Staff’s comment.
Our Brand Partners, page 101
22.    Revise your disclosure here and elsewhere throughout your disclosure as applicable to provide examples of your “brand partners” or otherwise provide a more discrete and specific description of what kind of entity constitutes a brand partner. Additionally, please revise your disclosure throughout your prospectus to clearly, concisely and consistently describe your role as a third-party seller and your relationship to brand partners, and marketplaces. Further, please revise to clearly describe and consistently use the term “marketplace” with an eye toward avoidance of confusion and establishment of clarity. In this regard, it appears that this term is used to describe both global ecommerce providers (e.g., Amazon or Shopify), but also used to describe the more expansive marketplace of global consumers more generally.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 3 of the Amended Draft Registration Statement in response to the Staff’s comment to describe the term “brand partners.” In addition, the Company advises the Staff that it will revise the disclosure in future filings to include names of representative brand partners. The Company advises the Staff that it has revised the disclosure on pages 2 and 84 of the Amended Draft Registration Statement in response to the Staff’s comment to describe its role as a third-party seller that sells brand partner products on global marketplaces. The Company also advises the Staff that it has revised the disclosure throughout the Amended Draft Registration Statement in response to the Staff’s comment to consistently use the term “marketplace.”

Securities and Exchange Commission
February 3, 2025

Our Competition, page 104
23.    Revise this section to discuss specific competitors associated with each of your primary business activities and operations.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 103 of the Amended Draft Registration Statement in response to the Staff’s comment. The Company advises the Staff that currently existing alternate solutions only address specific sections of the ecommerce acceleration value chain or lack comparable scale. The Company believes that existing companies fail to offer a holistic solution or comparable scale. Accordingly, the Company believes that there are no direct competitors to the Company’s comprehensive business solutions of significant size that would be meaningful to investors, and that naming specific smaller companies that only offer limited or “off-the-shelf” ecommerce products and services could be confusing to investors.
Our People and Culture, page 105
24.    Revise to clarify the meaning of “full-time equivalent employees” and “other employees.”
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 104 of the Amended Draft Registration Statement in response to the Staff’s comment.
25.    Please disclose the location of your offices “across Asia, Australia, Europe and the Middle East” in addition to your Utah principal executive offices. Additionally, we note that under the subheading “Facilities” on page 107 you disclose leasing “additional facilities in Europe, Australia and Asia” but not the Middle East. Please reconcile. Further, we note that you lease a your “creative studio” from iServe Investments, LLC, an entity controlled be Melanie Adler, your co-founder. Please revise your disclosure here and where appropriate to make clear which office this refers to and disclose that it is leased from a related party providing a cross-reference to your Certain Relationships and Related Party Transactions section. Last, we note that on page F-27 in footnote 15 to your financial statements you describe this leased space a “certain office and warehouse space.” Please reconcile and revise.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 106 and 130 of the Amended Draft Registration Statement in response to the Staff’s comment. The Company leases facilities in Lindon, Utah, Salt Lake City, Utah, North Las Vegas, Nevada, Hebron, Kentucky, Oakland, California, Ontario, Canada, Tokyo, Japan, Munich, Germany, Wrocław, Poland, Amsterdam, The Netherlands, Northampton, England, London, England, Singapore, Dubai, UAE, Hong Kong, Guangzhou, China,

Securities and Exchange Commission
February 3, 2025

Shanghai, China, Pune, India and Victoria, Australia. However, the Company advises the Staff that it does not believe that its leased facilities in these locations are material to its business because the facilities could be easily replaced, are not unique to the Company and/or are relatively small in square footage in comparison to its headquarters.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Segment Reporting, page F-15
26.    We note you operate in various industries including health and wellness, beauty and personal care, home and lifestyle, pet, sports and outdoors and consumer electronics. Please tell us your consideration of reporting revenue by each product and service or each group of similar products and services, pursuant to ASC 280-10-50-40. Additionally, refer to the guidance in ASC 606-10-50-5 and examples in ASC 606-10-55-89 through 55-91 and explain to us the consideration you gave to disaggregating revenue further, such as by major product category.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considered ASC 280-10-50-40 as well as the guidance in ASC 606-10-50-5 and examples in ASC 606-10-55-89 through 91 when preparing its disclosures related to disaggregation of revenue.
In applying the requirements in ASC 280-10-50-40, the Company examined its product offerings and concluded that its products do not represent meaningfully different revenue streams. The Company’s products are generally designed to appeal to all types of consumer needs, and it generally takes the same approach to the customer experience, including content, pricing, logistics and customer service with respect to all of its products. The Company has not historically tracked revenue by product category or industry and it does not intend to track this information in the future.
Regarding the requirements in ASC 606-10-50-5 and examples in ASC 606-10-55-89 through 55-91, the Company respectfully refers the Staff to the section entitled “Revenue” within Note 2, Summary of Significant Accounting Policies where it has disaggregated the components of revenue in the manner that most faithfully depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Based on the Company’s evaluation of the requirements in these paragraphs, it believes that presentation of revenue by marketplace and geography provides the most useful information for users of the financial statements. As part of this analysis, the Company also considered the level at which revenue is disaggregated for regular review by its chief operating decision maker (“CODM”).
The Company will continue to evaluate the disclosure of disaggregated revenue in future filings, but believes its current disclosures provide the appropriate level of

Securities and Exchange Commission
February 3, 2025

revenue information in accordance with ASC 606-10-55-89 through 55-91 and ASC 280-10-50-40.
9. Convertible Preferred Stock, page F-19
27.    Please explain how you accounted for the Series A Preferred Stock modification within your financial statements. Also, explain how you determined the changes qualified as a modification, rather than an extinguishment.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that current U.S. GAAP does not address how to evaluate whether an amendment to an equity-classified preferred share should be accounted for as an extinguishment but there may be certain reasonable accounting policies to apply in making this evaluation. The Company has historically made an accounting policy election to assess changes or modifications to the rights and preferences of its equity-classified preferred stock based on qualitative considerations with a focus on the business purpose for the amendments and the significance of the change in terms. An amendment that does not meet these qualitative criteria to be considered a significant contractual change of the preferred stock is considered a modification.
The Company respectfully advises the Staff that it believes the amendment of the Series A Preferred Stock did not result in a significant change to the existing contractual terms based on a qualitative evaluation, such that the amendment should be accounted for as a modification of the Series A Preferred Stock.
The amendment (a) terminated the Series A Preferred Stock shareholders’ right to an accruing preferred dividend of 17.5% per annum and (b) made a corresponding adjustment to the issue price of the Series A Preferred Stock from $3.32251 per share to $7.44 per share (which reflected the value of the accrued dividends between original issuance and the date of the amendments). After the amendment, the Series A Preferred Stock shareholders are entitled to dividends only when and if declared by the Board of Directors. No other economic terms of the Series A Preferred Stock were amended and the Company did not provide the holders of the Series A Preferred Stock with any consideration in order to obtain the amendments. The business purpose for the amendment was primarily to facilitate the issuance of Series B Preferred Stock to new investors.
Pursuant to its terms, the Series A Preferred Stock was redeemable upon a deemed liquidation event at the original issue price plus accrued but unpaid dividends. Accrued dividends are not paid to the holder if the preferred stock is converted into common stock, which occurs (1) automatically upon the occurrence of a qualified initial public offering or (2) at the option of the holders. In the Company’s evaluation, it considered the fact that the Company and the preferred stock investors expected that the preferred stock would settle pursuant to the qualified initial public offering automatic conversion feature. Accordingly, the agreement to forgo accruing dividends

Securities and Exchange Commission
February 3, 2025

after the date of the amendment was not viewed as a significant change, since it has no effect on the settlement value upon conversion.
Although the Company evaluates the treatment of amendments to preferred stock using the qualitative approach, it also determined that the amendments did not result in a change in fair value of the Series A Preferred Stock in excess of 10%, which it believes further supports the modification conclusion.
In determining how to account for the modification, the Company referenced comments made in an SEC staff speech at the 2014 AICPA Conference on Current SEC and PCAOB Developments, which indicated that when a registrant determines that amendments to equity-classified preferred stock should be accounted for as a modification, it would be appropriate to analogize to ASC 718-20-35-3 that addresses modifications to equity-classified share-based payment awards. In applying that guidance by analogy, entities would recognize an increase in fair value typically as a deemed dividend to the holders of the modified preferred stock. As the Company observed above, it concluded that the fair value of the preferred stock was substantially the same before and after the modification. As a result, the Company did not record any entries upon the modification.
General
28.    Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of and/or Rule 163B under the Securities Act.
Signature Page Follows.

Securities and Exchange Commission
February 3, 2025

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3295 or SOgg@goodwinlaw.com.

Sincerely,

/s/ W. Stuart Ogg

W. Stuart Ogg, Goodwin Procter LLP
cc:       David Wright, Pattern Group Inc.
Benjamin M. Craven, Pattern Group Inc.
Micheal J. Reagan, Goodwin Procter LLP
Julia R. White, Goodwin Procter LLP
Tad J. Freese, Latham &Watkins LLP
Marc D. Jaffe, Latham &Watkins LLP
Brent T. Epstein, Latham &Watkins LLP